UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2012

Commission File Number: 001-34656

China Lodging Group, Limited

(Exact name of registrant as specified in its charter)

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(86) 21 6195-2011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited

By:	/s/ Qi Ji
Name:	Qi Ji
Title:	Chief Executive Officer

Date: October 10, 2012

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Form of Proxy for Annual General Meeting

Exhibit 99.4	Voting Instruction Card for American Depositary Shares

Exhibit 99.5	Depositary’s Notice of Shareholders’ Meeting of China Lodging Group, Limited

3